FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 29, 2019

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES A NON-CUMULATIVE PREFERENCE SHARES OF £1.00 FOR THE SIX MONTHS TO 16 OCTOBER 2019

The Directors have declared the specified dividend on the undernoted Series of non-cumulative preference shares of £1.00 each for the six months to 16 October 2019. Unless otherwise resolved by the Board, the dividend will be paid on 16 October 2019 at the undernoted rate to holders on the register at the close of business on 6 September 2019.

Series	Dividend payable per share
Series A	£0.045

29 August 2019

Legal Entity Identifier: 213800IBT39XQ9C4CP71

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 August 2019

NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ Jan Cargill

	Name:	Jan Cargill
	Title:	Deputy Secretary